                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


(Mark One)

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2000

                                      OR

          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 1-5418

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   SUPERVALU RETAIL EMPLOYEES' 401(K) PLAN,
                                  AS AMENDED

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SUPERVALU INC.
                            11840 Valley View Road
                         Eden Prairie, Minnesota 55344

                       FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Retail Employees' 401(k) Plan, as Amended are included herein:

1.   Independent Auditors' Report of KPMG LLP dated August 11, 2000.

2. Statements of Net Assets Available for Plan Benefits February 29, 2000 and February 28, 1999.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended February 29, 2000 and February 28, 1999.

4. Notes to Financial Statements for the Years Ended February 29, 2000 and February 28, 1999.

5.   Independent Auditors' Consent of KPMG LLP.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Retail Employees' 401(k) Plan, as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 SUPERVALU RETAIL EMPLOYEES' 401(K) PLAN, AS
                                 AMENDED

DATE: August 24, 2000            By: SUPERVALU INC., the plan administrator


                                     By: /s/ Pamela K. Knous
                                         -------------------
                                         Pamela K. Knous
                                         Executive Vice President and
                                         Chief Financial Officer

                    SUPERVALU RETAIL EMPLOYEES' 401(K) PLAN

                               Table of Contents


                                                                   Page

Independent Auditors' Report                                         1

Statements of Net Assets Available for Plan Benefits                 2

Statements of Changes in Net Assets Available for Plan Benefits      3

Notes to Financial Statements                                        4

                         Independent Auditors' Report





Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for plan benefits of SUPERVALU Retail Employees' 401(k) Plan (the Plan) as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 29, 2000 and February 28, 1999, and the changes in net assets available for plan benefits for the fiscal years ended then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 11, 2000

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

             Statements of Net Assets Available for Plan Benefits

                    February 29, 2000 and February 28, 1999

                                                                                                2000          1999
                                                                                            ------------   -----------
Assets:
    Investments in SUPERVALU INC. 401(k) Master Trust, at fair value                        $  9,746,509     4,368,370

    Contributions receivable from employees                                                           --        14,140
    Contributions receivable from employer                                                            --        10,239

Liabilities:
    Expenses payable                                                                              (2,846)       (2,278)
                                                                                            ------------   -----------

             Net assets available for plan benefits                                         $  9,743,663     4,390,471
                                                                                            ============   ===========

See accompanying notes to financial statements.

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

          Fiscal years ended February 29, 2000 and February 28, 1999



                                                                         2000          1999
                                                                      -----------   ----------
Additions:
    Investment income from SUPERVALU INC. 401(k) Master Trust:
      Interest and dividends                                          $    70,683       78,599
      Net appreciation in fair market value of investments                374,928       24,931
                                                                      -----------   ----------

                                                                          445,611      103,530
                                                                      -----------   ----------

    Contributions:
      Employer                                                            617,528      488,995
      Participants'                                                     1,165,106      802,005
                                                                      -----------   ----------
                                                                        1,782,634    1,291,000
                                                                      -----------   ----------

             Total additions                                            2,228,245    1,394,530

Deductions:
    Distributions to participants                                        (556,614)    (444,789)
    Administrative expenses                                               (47,383)     (16,991)
                                                                      -----------   ----------

             Total deductions                                            (603,997)    (461,780)

Transfers from other plans                                              2,673,838           --
Transfers (to) from other plans within the Master Trust                 1,055,106      (87,737)
                                                                      -----------   ----------

             Net increase                                               5,353,192      845,013

Net assets available for plan benefits:
    Beginning of year                                                   4,390,471    3,545,458
                                                                      -----------   ----------
    End of year                                                       $ 9,743,663    4,390,471
                                                                      ===========   ==========

See accompanying notes to financial statements.

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


(1)  Summary Description of the Plan

     The following description of the SUPERVALU Retail Employees' 401(k) Plan (formerly the Cub Foods Retail Clerks 401(k) Plan) (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan covers employees in numerous local unions and a single non-union group, therefore, has five separate fact patterns for eligibility in the Plan. Each set of eligibility requirements is governed by the specified collective bargaining agreement for which the participant is covered. Eligibility in the Plan ranges from the age of 18 to 21 and after service periods between two months and one year. Eligible employees may enroll in the Plan on the next enrollment date.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 1% to 15% of their recognized compensation to the Plan. Employee contributions are limited to Internal Revenue Service annual limitations of $10,000 in fiscal 2000 and 1999. Employer matching contributions are deferred as a percentage of the participants' compensation deferred and is in accordance with the matching formula specified in the collective bargaining agreement.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years, if applicable to the collective bargaining agreement. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer matching contributions may be directed into one or more of the four funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust) for fiscal year 1999: (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, or (d) the Wedge Small Cap Fund. Effective March 1, 1999, three additional funds were added as options to participants. The three funds are the Roxbury Mid-Cap Equity Fund, the Nicholas Applegate International Fund, and the SUPERVALU Common Stock Fund.

     Effective February 1, 2000 the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the Plan and the name of the plan was changed from Cub Foods Retail Clerks 401(k) Plan to SUPERVALU Retail Employees' 401(k) Plan. Net transfers from other plans of $2,673,838 in fiscal 2000 represent the activity of this plan merger.

     Effective December 1, 1998, the Plan accounts of participants who had previously transferred among plans within the 401(k) Master Trust were consolidated, resulting in each participant having only one account within the Master Trust. Transfers (to) from other plans within the Master Trust of $1,055,106 and ($87,737) in fiscal 2000 and 1999, respectively, reflect the net result of this activity in the Plan.

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

                                                                     (Continued)

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


     Benefits under the Plan are payable in a lump sum.

     Participants currently employed by the Company can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

     Effective December 1, 1998, the Plan added a participant loan provision. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loans interest rates range from 8.75% to 10.00%.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     (d)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. The Company has paid certain administrative expenses of the Plan.

(3)  Trustee

     Bankers Trust Company (the Trustee) has been appointed as trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

                                                                     (Continued)

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU, INC. in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, the Pittsburgh Division Profit Sharing Plan, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees, and SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. On February 1, 2000, the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees merged into the SUPERVALU Wholesale Employees' 401(k) Plan. Also on February 1, 2000, the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan merged into the SUPERVALU Retail Employees' 410(k) Plan.

     The Trustee allocates interest and investment income, and net appreciation (depreciation) in fair value to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund and the SUPERVALU Common Stock Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

     The Plan record keeper (Hewitt Associates LLC) allocates interest and investment income, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the record keeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                                                                     (Continued)

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999


Fair values of investments in the 401(k) Master Trust are as follows:

                                                                            February 29,      February 28,
                                                                                2000             1999
                                                                           -------------     -------------
Investments at fair value:
   Collective investment fund held by:
      SUPERVALU INC. Fixed Fund                                            $ 154,108,534       151,850,543
      Equity Index Fund (BT Pyramid Equity Index  Fund)                      216,357,672       220,402,391
      Brinson Global  Equity Fund                                             12,059,937         15,478,11
      Wedge Small Cap Fund (BT Pyramid Russell 2000 Fund)                        779,076           481,962
      Roxbury Mid Cap Fund Equity Fund                                         1,308,973                --
      Nicholas Applegate International Equity Fund                            36,144,020                --
      SUPERVALU Common Stock Fund                                                813,509           827,811

   Common stock held by:
      Wedge Small Cap Fund                                                    23.332,609        25,510,678
      Roxbury Mid Cap Equity Fund                                             23,310,628                --
      SUPERVALU Common Stock Fund                                             23,584,877        23,961,328

 Cash and cash equivalents                                                       547,254           330,965
 Accrued income                                                                  240,375         1,918,371
 Due from (to) broker                                                             77,906        (2,188,734)
 Loans receivable from participants                                           14,505,298       450,921,047
                                                                           -------------     -------------
                                                                           $ 507,170,668       450,921,047
                                                                           =============     =============

Investment income for the 401(k) Master Trust for the fiscal years ended February 29, 2000 and February 28, 1999 as follows:


                                                                           February 29,      February 28,
                                                                               2000             1999
                                                                          -------------     -------------
 Net appreciation (depreciation) in fair value of investments:
     Collective investments funds                                         $ 42,654,0709        36,507,740
     Common Stock                                                            (1,967,946)       (7,351,854)
                                                                          -------------     -------------
                                                                             40,686,133        29,155,886

 Interest                                                                     1,390,999           995,478
 Dividends                                                                    2,274,881         2,833,827
                                                                          -------------     -------------

                                                                          $  44,352,013        32,985,191
                                                                          =============     =============

At February 29, 2000 and Febrary 28, 1999, the Plan held 2.0% and 1.0%, respectively of the 401(k) Master Trust assets.

                                                                     (Continued)

                    SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                    February 29, 2000 and February 28, 1999

(5)  Federal Income  Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated June 30, 1996, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and deposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

                                                                                              February 29,   February 28,
                                                                                                  2000           1999
                                                                                              -----------    ------------
     Net assets available for benefits per the financial statements                           $ 9,743,663      4,390,471
     Amounts allocated to withdrawing participants                                                (20,576)       (26,010)
                                                                                              -----------    ------------
            Net assets available for benefits per Form 5500                                   $ 9,723,087      4,364,461
                                                                                              ===========    ============

     The following is a reconciliation of benefits paid to participants per the financial statement to Form 5500 for the fiscal year ended:

                                                                                              February 29,
                                                                                                 2000
                                                                                              -----------
     Benefits paid to participants per the financial statements                               $   556,614
     Add: Amounts allocated to withdrawing participants at February 29, 2000                       20,576
     Less: Amounts allocated to withdrawing participants at February 28, 1999                     (26,010)
                                                                                              -----------
                           Benefits paid to participants per Form 5500                        $   551,180
                                                                                              ===========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2000 and February 28, 1999, respectively, but not paid as of that date.